

October 26, 2011

Via E-mail
John C. Gerspach
Chief Financial Officer
Citigroup Inc.
399 Park Avenue
New York, NY 10043

> **Re: Citigroup Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed February 25, 2011**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2011**
> **Filed May 5, 2011**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2011**
> **Filed August 5, 2011**
> **File No. 001-09924**

Dear Mr. Gerspach:

We have reviewed your August 23, 2011 response letter to our letter dated August 1, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

General

1. Please file a legality opinion for your Form S-8 (File No. 333-173683) that does not contain a statement regarding the General Counsel – Human Resources not being admitted to practice law in Delaware.

Form 10-Q for the Quarterly Period ended March 31, 2011
Note 23. Contingencies, page 171

2. We note your response to prior comment 13. Please confirm that in future filings that discuss the Consent Orders you will include an assessment of the impact that the undertakings set forth in the Consent Orders will have on Citi. If at the time of such future filings you continue to believe that the annual cost of compliance with the Consent Orders will not have a material impact on the results of operations or financial condition of your consumer mortgage business or Citigroup, please disclose such belief.

Form 10-Q for the Quarterly Period ended June 30, 2011
General

3. News articles reported that in May, Citigroup was the target of a data breach that affected over 360,000 credit card accounts. We note that your quarterly report for the period ended June 30, 2011 did not address the data breach or its impact on the company. Please provide us with an analysis supporting your apparent conclusion that no additional disclosure was needed in your SEC filings. Please address in your analysis the materiality of the data breach, both from a financial standpoint and from a reputational risk standpoint, and whether you intend to provide disclosure in future filings.

North America Consumer Mortgage Lending, page 50

4. We note your disclosure on page 52 related to foreclosures in process and the impact these have had on your lending portfolios and operations. Specifically, we note that the lengthening of the foreclosure process has inflated the amount of 180+ day delinquencies in mortgage statistics and 90+ day delinquencies in consumer non-accrual loans statistics. We also note that the lengthening of the foreclosure process has caused a "build" in non-accrual assets on the balance sheet. To the extent reasonably possible, please tell us and revise future filings to provide more quantitative information about the impact of foreclosures in process on your lending statistics and non-accrual loans and non-accrual assets. Please also consider including a footnote to your related delinquencies and non-accrual loans and non-accrual assets tabular disclosure that addresses the impact of foreclosures in process to each relevant statistic and/or balance, as appropriate and discuss whether you have observed any geographic trends.

Value at Risk for Trading Portfolios, page 75

5. We note your response to prior comment 11 regarding your VAR methodology. In addition to your proposed future disclosure related to the number of VAR backtesting exceptions, please include the supplemental discussion regarding your expectations as to why the number of backtesting exceptions is lower than what would be statistically expected and the scenarios where the number of backtesting exceptions may be higher than you expect (i.e. in periods of unstable market conditions). Additionally, please expand your disclosure in future filings to discuss the rationale of diversification benefits and how that benefit is calculated.

Country and Cross-Border Risk, page 84

6. We note your response to prior comment 15 and your enhanced disclosure on page 84 of
    your Form 10-Q. We also note slide 27 of your third quarter earnings presentation which
    is provided on your website and illustrates your country risk exposure as of September
    30, 2011. We continue to believe that disclosure of your gross exposure by country
    (i.e. Greece, Ireland, Italy, Portugal and Spain, aka GIIPS) would be beneficial to
    investors and is consistent with industry practice by other financial institutions.
    Accordingly, as previously requested, please revise your disclosure in future filings to
    present the gross exposure you have to each of these countries separately broken out by
    sovereigns, financial institutions, corporations and trading/AFS exposure. Additionally,
    please respond to the following and clarify future disclosures as appropriate:

    -   Your disclosure on page 84 indicates that your "net funded exposure" has not been
        reduced by SFAS 5 or SFAS 114 credit loss reserves associated with those exposures.
        Please clarify whether it incorporates any fair value adjustments that may be required
        if the assets are available-for-sale or trading securities; and

    -   Your disclosure on page 84 indicates that you have reduced your "net funded
        exposure" by $7.0 billion of hedge positions, consisting of purchased credit
        protection from non-GIIPS financial institutions. We note per your response to the
        last bullet of prior comment 15, that the $7.0 billion represents the notional amount of
        credit derivatives related to these countries. Please disclose this fact in future filings,
        and provide clarifying disclosure indicating that credit risk of the counterparty is
        excluded from this amount. Additionally, disclose the fact that losses could still
        result in your positions even if there is purchased credit protection because the
        purchased credit protection contracts only pay out under certain scenarios and thus
        not all losses may be covered by the credit protection.

7. We note your disclosure here that you have additional, locally-funded exposure in the
    GIIPS to retail customers and small businesses, the vast majority of which is in Spain and
    Greece. Please quantify for us your total gross locally-funded exposure, by country and
    lending category (e.g. retail customers, small business, etc.). Please also consider
    disclosing this quantified information in future filings.

You may contact Brittany Ebbertt at (202) 551-3572 or Stephanie Hunsaker at (202) 551-3512 if you have questions regarding comments on the financial statements and related matters. Please contact Sebastian Gomez Abero at (202) 551-3578 or Michael Seaman at (202) 551-3366 with any other questions.

Sincerely,

/s/ Stephanie L. Hunsaker

Stephanie L. Hunsaker
Senior Assistant Chief Accountant